02047720

P.E.
8/7/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 7, 2002

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F [X]   Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ]   No [X]

(This report consists of 9 pages)

Table of Documents Filed

(TK) 12851/001/6K/08.07.6k.wpd

2

(English translation)

August 2, 2002

Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

Subject: Revised forecast of consolidated business results for the fiscal year ending March 31, 2003

Millea Holdings, Inc. (the "Company") hereby announces that it has revised the original forecast of its consolidated business results for the fiscal year ending March 31, 2003 (from April 1, 2002 to March 31, 2003) as follows. The original forecast was made public on May 29, 2002.

1. Revised forecast of consolidated business results for the fiscal year ending March 31, 2003

(1) Forecast of business results for the six months ending September 30, 2002

(Billion yen)

	Ordinary income	Ordinary profit	Net income
Original forecast (A)	1,265	54	30
Revised forecast (B)	1,330	109	65
Difference (B-A)	65	55	35
Rate of increase/(decrease)	5.1 %	101.9 %	116.7 %

(2) Forecast of business results for the fiscal year ending March 31, 2003

(Billion yen)

	Ordinary income	Ordinary profit	Net income
Original forecast (A)	2,630	110	65
Revised forecast (B)	2,695	165	100
Difference (B-A)	65	55	35
Rate of increase/(decrease)	2.5 %	50.0 %	53.8 %

2. Reasons for the revision

(1) The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine), a wholly owned subsidiary of the Company, applied to contribute a part of its equity holding to an ETF (Exchange-traded fund) (*1) (*2) today. As a result, Tokio Marine expects gains on sales of investment securities in the amount of 97.8 billion yen.

(2) In addition to the abovementioned gains on sales of securities, the Company also took the following factors into consideration in revising its forecast of consolidated business results:

(a) Gains on sales of securities in the amount of approximately 30 billion yen that were included in the original forecast are excluded in the revised forecast.

(b) The Company intends to start fair value accounting of credit derivatives for the fiscal year ending March 31, 2003. Losses in the amount of approximately 10 billion yen are expected as a result of this accounting change.

3. Revised forecast of non-consolidated business results of Tokio Marine for the fiscal year ending March 31, 2003

(1) Forecast of business results for the six months ending September 30, 2002

(Billion yen)

	Net premiums written	Ordinary profit	Net income
Original forecast (A) (*)	690	43	25
Revised forecast (B)	690	98	60
Difference (B-A)	-	55	35
Rate of increase/(decrease)	-	127.9 %	140.0 %

(*) Announced on May 20, 2002.

(2) Forecast of business results for the fiscal year ending March 31, 2003

(Billion yen)

	Net premiums written	Ordinary profit	Net income
Original forecast (A) (*)	1,452	85	50
Revised forecast (B)	1,452	140	85
Difference (B-A)	-	55	35
Rate of increase/(decrease)	-	64.7%	70.0%

(*) Announced on May 20, 2002.

Notes:

(*1) ETFs (Exchange-traded funds) are listed investment trusts designed to reflect the movements of stock indexes. ETFs made their debut in Japan in July 2001. They are generally expected to attract individual investors by sharing the following characteristics;

(a) Investors can trade real time during the trading hours of stock markets.

(b) Risks are lower than those of investments in individual stocks due to risk diversification.

(c) Lower costs compared to ordinary investment trusts.

(*2) Tokio Marine will contribute equity in the amount of approximately 200 billion yen to the "Listed Index Fund TOPIX" managed by Nikko Asset Management Co., Ltd.

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Satoshi Tsujigado
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343

For more information on ETFs, please contact:
Masayuki Murakami
Group Leader
Global Investment Dept.
The Tokio Marine and Fire Insurance Company, Limited
Phone: 03-5223-3514

(English translation)

August 5, 2002

Millea Holdings, Inc.
5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
TSE code number: 8766

Subject: Business results for the first quarter of the fiscal year ending March 31, 2003

Millea Holdings, Inc. (the "Company", President: Kunio Ishihara) hereby announces the non-life business results of Millea Holdings group companies for the first quarter of the fiscal year ending March 31, 2003 (from April 1, 2002 to June 30, 2002).

The Company will continue to report its business results on a quarterly basis in order to disclose managerial information and will also endeavor to further enhance disclosure in the future.

(Yen in millions, %)

	Net Premiums Written	
	First Quarter	Year to Year (%)
Fire	49,818	107.9
Marine	12,383	108.5
Personal Accident	43,492	100.9
Automobile	235,365	100.0
Compulsory Automobile Liability Insurance (CALI)	52,983	106.4
Others	57,667	113.0
Total	451,711	103.4

(Note) Net premiums written shown above are accounted for upon receipt of insurance premiums from policyholders. This recognition policy differs from those employed at the annual and semi-annual closings.

Company's comments:

The net premiums written for the first quarter of the fiscal year ending March 31, 2003 resulted in an increase of 3.4% from the same period of the previous fiscal year.

For Fire, Marine and Others, increasing prices for reinsurance due mainly to the terrorism incident in the U.S. and changes in the Company's retention policies to strengthen its financial basis contributed to a significant increase of premiums. For CALI, premiums increased due to the revision of premium standards in April 2002.

The breakdown of the above amount by each of the non-life subsidiaries is as follows.

(Yen in millions, %)

	Net Premiums Written			
	Tokio Marine		Nichido Fire	
	First Quarter	Year to Year (%)	First Quarter	Year to Year (%)
Fire	32,102	113.2	17,716	99.4
Marine	11,870	108.3	513	112.0
Personal Accident	35,721	100.6	7,770	102.4
Automobile	181,472	100.7	53,893	97.9
CALI	44,046	108.5	8,936	97.1
Others	52,089	114.1	5,578	104.0
Total	357,303	104.7	94,408	98.9

<Reference>

(Yen in millions, %)

	Direct Premiums Written					
	Millea Holdings Group		Tokio Marine		Nichido Fire	
	First Quarter	Year to Year (%)	First Quarter	Year to Year (%)	First Quarter	Year to Year (%)
Fire	66,136	97.6	44,006	98.6	22,129	95.6
Marine	15,002	102.4	14,425	102.5	576	100.8
Personal Accident	45,143	101.8	37,256	101.6	7,887	102.9
Automobile	238,395	100.2	183,408	100.7	54,987	98.3
CALI	93,981	121.0	72,077	121.1	21,903	120.3
Others	59,853	108.4	53,740	108.6	6,113	106.3
Total	518,513	104.2	404,916	104.8	113,597	102.1

(Note 1) Direct premiums written shown above are accounted for upon receipt of insurance premiums from policyholders. This recognition policy differs from those employed at the annual and semi-annual closings.

(Note 2) Net premiums written are derived by adjusting direct premiums written for reinsurance transactions.

For further information, please contact:

Millea Holdings, Inc.
Corporate Planning Dept.
Phone: 03-6212-3341

Corporate Finance Dept.
Phone: 03-6212-3343

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

August 7, 2002

By: /s/ YOSHINORI ISHII
Yoshinori Ishii
Group Leader
Corporate Legal and Risk Management Department